EMULATE THERAPEUTICS, INC.



CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

As of and for the Years ended December 31, 2024 and 2023

EMULATE THERAPEUTICS, INC.
Unaudited Consolidated Financial Statements
(See Independent Accountant's Review Report)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors and Management
of Emulate Therapeutics, Inc.

We have reviewed the accompanying consolidated financial statements of EMulate Therapeutics, Inc., which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those Standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Emulate Therapeutics, Inc. and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

MaloneBailey LLP
Houston, Texas
   October 6, 2025

EMULATE THERAPEUTICS, INC.
Unaudited Consolidated Balance Sheets
(In thousands, except share and per share amounts)
(See Independent Accountant's Review Report)

	December 31, 2024		December 31, 2023	
Assets				
Current assets:				
Cash	$	54	$	240
Accounts receivable, related party		285		300
Prepaid expenses and other current assets		-		-
Total current assets		339		540
Investments		691		1,060
Property and equipment, net		98		98
Finance lease, net		-		63
Right of use assets, net		-		186
Noncurrent assets		65		65
Total assets	$	1,193	$	2,012
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	3,752	$	3,639
Accrued and other current liabilities		5,195		3,536
Promissory notes payable due to related parties		179		179
Current convertible notes payable		7,080		6,630
Current convertible notes due to related parties		6,450		6,300
Finance lease obligations, current portion		-		68
Operating lease obligation, current portion		-		203
Current promissory notes payable		535		535
SBA promissory notes		6		6
Deferred compensation and postemployment benefits, current portion		7,791		7,129
Total current liabilities		30,988		28,225
Deferred compensation and postemployment benefits, net of current portion		5,522		5,522
SBA promissory notes, net of current		154		154
Finance lease obligations, net of current portion		-		-
Operating lease obligation, net of current portion		-		-
Total liabilities		36,644		33,901
Commitments and contingencies				
Stockholders' deficit:				
Preferred stock, $0.001 par value. Authorized 10,000,000 shares:				
Series A convertible preferred stock. Authorized, 1,817,333 shares; issued and outstanding, 1,817,225 shares at December 31, 2024 and December 31, 2023, respectively		1,236		1,236
Series A-1 convertible preferred stock. Authorized, 2,400,000 shares; issued and outstanding, 2,399,997 shares at December 31, 2024 and December 31, 2023, respectively		18,000		18,000
Common stock, $0.001 par value. Authorized, 100,000,000 shares; issued and outstanding, 15,688,201 and 15,370,766 shares at December 31, 2024 and December 31, 2023, respectively		15		15
Additional paid-in capital		177,461		161,904

Accumulated deficit		(232,183)	(213,044)
Total stockholders' deficit		(35,471)	(31,889)
Total liabilities and stockholders' deficit	$	1,193	$ 2,012

The accompanying footnotes are integral to the unaudited consolidated financial statements

EMULATE THERAPEUTICS, INC.
Unaudited Consolidated Statements of Operations
(In thousands, except share and per share amounts)
(See Independent Accountant's Review Report)

	For the Years ended December 31,	
	2024	2023
Royalty revenue, related party	$ -	$ 64
Operating expenses		
Research and development	1,019	1,977
General and administrative	15,395	19,057
Total operating expenses	16,414	21,034
Loss from operations	(16,414)	(20,970)
Other income (expense):		
Unrealized gain (loss) on investment	(370)	128
Interest expense	(2,355)	(2,084)
Total other income (expense)	(2,725)	(1,956)
Net loss	$ (19,139)	$ (22,926)
Net loss attributable to EMulate Therapeutics	$ (19,139)	$ (22,926)
Net loss per share, basic and diluted	$ (1.22)	$ (1.47)
Weighted-average common shares outstanding, basic and diluted	15,688,201	15,549,792

The accompanying footnotes are integral to the unaudited consolidated financial statements

EMULATE THERAPEUTICS, INC.
Unaudited Consolidated Statements of Changes in Stockholders' Deficit
(In thousands, except share and per share amounts)
(See Independent Accountant's Review Report)

	Series A convertible preferred stock		Series A-1 convertible preferred stock		Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2022	1,817,225	$ 1,236	2,399,997	$ 18,000	15,370,766	$ 15	$ 143,675	$ (190,118)	$ (27,192)
Common stock issued as downpayment for clinical study	-	-	-	-	150,000	-	900	-	900
Conversion of convertible note payables and accrued interest into common stock	-	-	-	-	167,431	-	685	-	685
Loss on debt extinguishment	-	-	-	-	-	-	374	-	374
Stock-based compensation	-	-	-	-	-	-	14,533	-	14,533
Forgiveness of related party liabilities	-	-	-	-	-	-	1,738	-	1,738
Net loss	-	-	-	-	-	-	-	(22,926)	(22,926)
Balance, December 31, 2023	1,817,225	$ 1,236	2,399,997	$ 18,000	15,688,197	$ 15	$ 161,904	$ (213,044)	$ (31,889)
Stock-based compensation	-	-	-	-	-	-	13,713	-	13,713
Forgiveness of related party liabilities	-	-	-	-	-	-	1,844	-	1,844
Net loss	-	-	-	-	-	-	-	(19,139)	(19,139)
Balance, December 31, 2024	1,817,225	$ 1,236	2,399,997	$ 18,000	15,688,197	$ 15	$ 177,461	$ (232,183)	$ (35,471)

The accompanying footnotes are integral to the unaudited consolidated financial statements

EMULATE THERAPEUTICS, INC.
Unaudited Consolidated Statements of Cash Flows
(In thousands)
(See Independent Accountant's Review Report)

	For the Years Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (19,139)	$ (22,926)
Adjustments to reconcile net loss to net cash used in operating activities:		
Unrealized (gain) loss on investment	369	(127)
Depreciation and amortization	63	141
Stock-based compensation	13,713	14,532
Loss on debt extinguishment	-	374
Common Stock issued as downpayment for clinical study	-	900
Right of use operating lease expense	186	233
Change in operating assets and liabilities:		
Accounts receivable	15	(64)
Prepaid expenses	-	16
Other assets	-	(15)
Accounts payable	114	864
Right of use operating lease liability	(203)	(245)
Accrued and other current liabilities	1,659	1,771
Deferred compensation and postemployment benefits	2,505	1,712
Net cash used in operating activities	$ (718)	$ (2,834)
Cash flows from financing activities:		
Payments on finance lease obligations	(68)	(148)
Borrowings on convertible notes payable	600	2,928
Borrowings on promissory notes payable	-	200
Net cash provided by financing activities	$ 532	$ 2,980
Net increase (decrease) in cash for the period	(186)	146
Cash and restricted cash at beginning of the year	240	94
Cash and restricted cash at end of the period	$ 54	$ 240
Non-cash investing and financing activities		
Forgiveness of related party liabilities	$ 1,844	$ 1,738
Conversion of convertible notes and accrued interest into common stock	$ -	$ 685
Conversion of promissory notes and accrued interest into convertible notes	$ -	$ 2,274

The accompanying footnotes are integral to the unaudited consolidated financial statements

8

EMulate Therapeutics, Inc.
Notes to the Unaudited Consolidated Financial Statements
For the years ended December 31, 2024 and 2023
(in thousands, except for share and per share amounts)
(See Independent Accountant's Review Report)

(1) Nature of Business and Basis of Presentation

(a) Nature of Business

EMulate Therapeutics, Inc. (the "Company") was incorporated in Washington State on February 7, 2002. EMulate Therapeutics, Inc. is a clinical stage therapeutic device company developing noninvasive therapies for cancers and other serious diseases.

As of the date of this report, the Company was a holding company owning 100% of the following non-operating subsidiaries: Cellsana Therapeutics, Inc., Indolor Therapeutics, Inc. and Mensana Therapeutics, Inc.

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. The specific impact on our financial condition, results of operations and cash flows resulting from this conflict is not determinable as of the date of this report. However, to the extent that such military action spreads to other countries, intensifies, or otherwise remains active, such action could result in conditions or circumstances that have a material adverse effect on our financial condition, results of operations, and cash flows.

(b) Basis of Presentation

The Company's accounting policies used in the preparation of the consolidated financial statements conform to accounting principles generally accepted in the United States of America ("US GAAP") and have been consistently applied.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as of December 31, 2024 and December 31, 2023. Significant intercompany balance and transaction have been eliminated.

The accompanying consolidated financial statements include Cellsana Therapeutics, Inc., Mensana Therapeutics, Inc. and Indolor Therapeutics, Inc., which are wholly-owned subsidiaries of the Company. These entities are currently non-operating and do not have any operations, assets, liabilities, or contributed equity.

(d) Going Concern and Liquidity

As of December 31, 2024, the Company had cash of $54, insufficient revenue to meet its ongoing operating expenses, a working capital deficit of $30,649, accumulated losses of $232,183, and a shareholders' deficit of $35,471. As of December 31, 2023, the Company had cash of $240, insufficient revenue to meet its ongoing operating expenses, a working capital deficit of $27,685, accumulated losses of $213,044, and a shareholders' deficit of $31,889. The Company has generated minimal revenues through its license agreements with Hapbee Technologies. The Company received $0 and $64 in royalty revenues and $0 in licensing revenues from a related party during the year ended December 31, 2024 and 2023, respectively.

9

The financial statements for the year ended December 31, 2024 and 2023 have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company anticipates future losses in the development of its business raising substantial doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and, or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and, or, the sale of common stock, and seeking licensing opportunities for its technology in medical and non-medical industries. There is no assurance that this series of events will be satisfactorily completed.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of assets and liabilities that may be necessary if the Company is unable to continue as a going concern.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimated fair value of the Company's common stock; the recoverability of deferred tax assets; stock based compensation to employees as well as equity based transactions with nonemployees; and other contingencies.

(b) Cash and Cash Equivalents

The Company considers as cash and cash equivalents all cash on deposit, highly liquid investments with a maturity of three months or less at the date of purchase. There were no cash equivalents held by the Company at December 31, 2024 and December 31, 2023.

The following table provides a reconciliation of cash and cash equivalents reported within the accompanying balance sheets that sum to the total of the same such amounts shown in the accompanying statements of cash flows:

	December 31, 2024	December 31, 2023
Cash	$ 54	$ 240
Total cash and cash equivalents shown in the consolidated statements of cash flows	$ 54	$ 240

(c) Concentration of Credit Risk

The Company places the majority of its cash in one financial institution. At times, cash may be in excess of the FDIC insurance limit. To date, there have been no losses in such accounts.

(d) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Equipment originally acquired under capital leases is stated at the present value of future minimum lease payments at inception of the lease less accumulated amortization. Equipment held under capital leases is amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset. Leasehold improvements are recorded at cost and are depreciated over the shorter of the remaining lease term or their estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the financial statements, and any resulting gain or loss is recognized as a component of research and development or general and administrative expenses in the statements of operations for the period depending on the nature of the equipment. The majority of the Company's equipment is used for research and development.

Depreciation and amortization is computed using the straight line method over the estimated useful lives of the assets as follows:

Laboratory and office equipment, furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of estimated improvement life or lease term
Software and electronic equipment	3 years

Long lived assets, such as equipment, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No other triggering events were identified during the year ended December 31, 2024 and 2023.

(e) Finance Leases

Leases are reviewed by management based on the provisions of ASC Topic 842, *Leases* ("ASC 842") and examined to see if they are required to be categorized as an operating lease or a finance lease, see note 10(b). The Company leases certain equipment under finance leases. Finance leases are recorded at the present value of the future minimum lease payments at the inception of the lease. As of December 31, 2024 and December 31, 2023 there was $0 and $68 in total financing lease liability, and $0 and $63 in lease financing assets, respectively.

(f) Investment in Hapbee Technologies, Inc.

The Company accounts for investments in less than 50% owned and more than 20% or significant influence owned entities using the equity method of accounting. In accordance with ASC 825-10-15, the Company has elected the fair value option for these investments, with unrealized holding gains and losses during the period included in earnings.

(g) Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers,* adopted on January 1, 2018 using the modified retrospective method. The standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. Central to the revenue recognition framework is a five-step revenue recognition model that requires the Company to:

1) Identify the contract,
2) Identify the performance obligations of the contract,
3) Determine the transaction price of the contract,
4) Allocate the transaction price to the performance obligations, and
5) Recognize revenue upon the Company satisfying each performance obligation

The Company's primary source of revenue is from royalty and distribution fees under license agreements. There are no performance obligations by the Company and the revenues for the years ended December 31, 2024 and 2023 were nominal.

(h) **Operating Leases**

Leases are reviewed by management based on the provisions of ASC Topic 842, *Leases* ("ASC 842") and examined to see if they are required to be categorized as an operating lease or a finance lease, see note 10(a). The Company leases office space under operating lease agreements. For these operating leases, the company recognizes a lease liability equal to the present value of the lease payments and a right of use asset representing its right to use the underlying asset for the lease term. Minimum rent including tenant improvement allowances, rent holidays and rent escalation clauses on operating leases is expensed on a straight-line basis over the term of the lease. See Note 10(a) for more information on finance leases.

(i) **Recent Accounting Pronouncements**

The Company has evaluated all recent accounting pronouncements and believes that none of them will have a material effect on the Company's financial position, results of operations, or cash flows.

(j) **Accounting Principles Adopted**

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 introduces a new model for recognizing credit losses on financial instruments based on expected losses, rather than incurred losses. The standard applies to financial assets measured at amortized cost, including trade receivables, loans, and held-to-maturity debt securities, and requires entities to estimate lifetime expected credit losses using relevant information, including historical experience, current conditions, and reasonable and supportable forecasts. The Company adopted this standard during the year ended December 31, 2023. There was not a material impact as result of this adoption.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity's Own Equity
(Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity
, which reduces the number of accounting models for convertible instruments, amends diluted earnings per share calculations for convertible instruments, and allows more contracts to qualify for equity classification. The amendments in ASU 2020-06 are effective for public entities, excluding smaller reporting companies as defined, for fiscal years beginning after December 15, 2021. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company adopted this standard for the year ended December 31, 2023 and 2024. There was not a material impact as result of this adoption.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, requiring public companies to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public companies with a single report segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements of ASU 2023-07 during the year ended December 31, 2024. The Company operates as one operating segment and the Company's CEO is the chief operating decision maker ("CODM"). The CODM uses the consolidated statement of operations to assess financial performance and allocate resources. The Company adopted this standard for the year ended December 31, 2024 on retrospective basis. There was not a material impact as result of this adoption.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which expands income tax disclosures. The amendments require enhanced disclosures related to the rate reconciliation and income taxes paid information, disaggregated by jurisdiction. ASU 2023-09 is effective for annual periods of public business entities beginning after December 15, 2024. The Company early adopted this standard for the year ended December 31, 2024. There was not a material a result of this adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes quantitative disclosure of employee compensation, depreciation, and intangible asset amortization. A qualitative description of the remaining amounts in relevant expense captions that are not separately disaggregated. The FASB subsequently issued ASU 2025-01 to clarify the effective date for annual periods beginning after December 15, 2026 and interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. Implementation may be applied prospectively or retrospectively. The Company does not expect the adoption of ASU 2024-03 to have a material impact on its consolidated financial statements.

(3) Segment Reporting

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. The CODM uses cash balances, cash flow forecasts, and consolidated net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to invest in new clinical trials and research.

The key metrics used by the CODM are presented in the consolidated balance sheet and consolidated statement of operations as of December 31, 2024 and 2023. Net loss, which is comprised of research and development cost and general expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Proposed Public Offering. The CODM also reviews net loss to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. Research and Development cost and general expenses, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

(4) Financial Instruments

Fair value measurements are determined based on the assumption that market participants would use in pricing an asset or liability. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. ASC 820 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:

●   Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and must be used to measure fair value whenever available.

●   Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

●   Level 3: Significant unobservable inputs which reflect a reporting entity's own assumptions about the assumptions that market participants would use for pricing an asset or liability. For example, level 3 inputs would relate to forecasts of future earnings and cash flows used in a discounted cash flow model.

The recorded amounts of financial instruments, including cash equivalents, accounts payable, and promissory notes approximate their market values as of December 31, 2024 and December 31, 2023 due to the intended short-term maturities of these financial instruments.

(5) Investment in Unconsolidated Affiliate

As of September 15, 2020, the Company no longer holds a majority of the board seats of Hapbee and therefore was no longer the primary beneficiary. Concurrently, Hapbee completed a forward stock split on a 1-for-4.5 basis resulting in the total common shares outstanding increasing to 60,547,500 and the Company then holding 28,125,000 common shares post-split (6,250,000 x 4.5). Hapbee amended its articles of incorporation to include multiple voting shares, of which the Company exchanged its 28,125,000 common shares for 281,250 multiple voting shares. The Company was required to remeasure it's retained interest in Hapbee at fair value and include any resulting adjustments as part of a gain or loss recognized on deconsolidation. The Company shares are 100% held by the Company and escrowed for a period of 36 months. The shares are released from escrow at a rate of 10% upon Listing Date, and 15% every nine months thereafter over the period of 36 months. As of December 31, 2024 28,125 multiple voting shares had been released from Escrow. The Company held approximately 17.7% and 18.6% of the outstanding shares of Hapbee as of December 31, 2024 and December 31, 2023, respectively. As the number of outstanding shares dropped below 20%, the Company evaluated its relationship with Hapbee and concluded that it still has significant influence and will account for the investment as such using the equity method.

The fair value of the Company's investment in Hapbee was determined using the market price of Hapbee's publicly-traded shares which are quoted on the TSX Venture Exchange ("TSXV"). The quoted stock price at December 31, 2024 and December 31, 2023 was $0.03 and $0.04, respectively. The following table sets forth the change in fair value of the Company's investment in Hapbee for the years ended December 31, 2024 and 2023:

Investment in Hapbee, as of December 31, 2022	$	933
Change in fair value		127
Investment in Hapbee, 28,125,000 voting shares at December 31, 2023		1,060
Change in fair value		(369)
Investment in Hapbee, 28,125,000 voting shares at December 31, 2024	$	691

(6) Property and Equipment

	December 31, 2024	December 31, 2023
Property, Plant, & Equipment	$ 1,007	1,007
Financed Lease Assets	1,187	1,187
Leasehold improvements	611	611
Less accumulated depreciation and amortization	(2,707)	(2,644)
	$ 98	161

Depreciation and amortization expense on property and equipment was $63 and $141 for the years ended December 31, 2024 and 2023, respectively.

(7) Debt

The Company has issued debt to related and non-related parties of the Company. In connection with certain of these notes issued in 2019, the Company also issued warrants with a legal life of seven years to purchase common stock. The Company recognizes the cost of warrants issued with the debt as debt discounts in the financial statements, which is recorded at the warrants relative fair value measured based on the grant date fair value of the award. The Company estimates the fair value of each warrant at the grant date by using the Black-Scholes option pricing model. See note 10 for assumptions used to value the warrants. The Company amortizes the discount under the effective interest method over the term of the respective note. The Company evaluated the promissory notes that were converted into convertible notes and determined there was no accounting impact as a result of the modifications. The Company analyzed the conversion options in the convertible note payables for derivative accounting consideration under ASC 815 and determined that the transactions do not qualify for derivative treatment. As of December 31, 2024, future minimum payments of the Company's debt were as follows for the years ending December 31:

2025	$	14,250
2026		154
Total	$	14,404

(a) Notes payable due to related parties as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In May 2016, the Company issued an unsecured promissory note to a related party in the amount of $100 with a maturity date of October 2016 and an annual interest rate of 9%. In May 2021, September 2021 and August 2021, a total of $21 was reduced for payment of warrants exercised in lieu of cash proceeds (see note 10(a)). The promissory note is past due and payable upon demand as of December 31, 2024.	$ 79	$ 79
In May 2018, the Company issued an unsecured promissory note to a related party in the amount of $100 with a maturity date of May 2019 and an annual interest rate of 9%. In connection with the promissory note issuance the Company issued warrants to purchase 1,957 shares of common stock at an exercise price of $4.09. The Company recorded a discount related to the warrants in the amount of $25. The promissory note is past due and payable upon demand as of December 31, 2024.	100	100
Notes payable due to related parties	$ 179	$ 179
Total notes payable due to related parties	$ 179	$ 179

(b) Note payable due as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
In November 2020, the Company entered into an unsecured loan agreement with the Small Business Association via the Economic Injury and Disaster Loan program (EIDL) for $160, bearing interest at	$ 160	$ 160

a rate of 3.75% per annum, with a maturity date of November 2050. The loan has a general security interest in the Company's collateral.

In June 2022, the Company issued an unsecured promissory note in the amount of $100 with a maturity date of the earlier of (a) September 2022 or (b) the date by which the Company receives immediately available funds sufficient for such payment in connection with the closing of an underwritten initial public offering, The note earns interest at 3.33% per month and is past due and payable on demand as of December 31, 2024.	100	100
In June 2022, the Company issued an unsecured promissory note in the amount of $100 with a maturity date of the earlier of (a) December 2022 or (b) the date by which the Company receives immediately available funds sufficient for such payment in connection with the closing of an underwritten initial public offering, The note earns interest at 3.33% per month and is past due and payable on demand as of December 31, 2024.	100	100
In July and August 2022, the Company entered into four unsecured promissory notes totaling $465, with maturity dates of the earlier of (a) January 2023 or (b) the date by which the Company receives immediately available funds sufficient for such payment in connection with the closing of an underwritten initial public offering. The notes earn interest at 3.33% per month and four are past due and payable on demand as of December 31, 2024. One of these notes totaling $200 was converted into a convertible note during September 2022.	265	265
In January and February 2023, the Company entered into two unsecured promissory notes totaling $70, with maturity dates of (a) July and August 2023 or (b) the date by which the Company receives immediately available funds sufficient for such payment in connection with the closing of an underwritten initial public offering. The notes earn interest at 3.33% per month and are outstanding as of December 31, 2024.	70	70
Total notes and SBA loan payables	$ 695	$ 695
Less notes and SBA loan payables – current	(541)	(541)
Total notes and SBA loan payables, net of current	$ 154	$ 154

(c) Convertible notes due as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
During 2019, the Company opened a round of unsecured convertible note financing. The round has a Maturity Date of September 6, 2021 with an interest component of 10%. The round includes Put Features for subscribers, the terms of which are dependent upon the amount invested. At maturity the principal and accrued interest of convertible		

notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00, in any case rounded down to the nearest whole share of the common stock as of the date of conversion. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the Notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion

Included in this round, the Company issued an unsecured convertible note in September 2019 in the amount of $250 with a maturity date of the earlier of February 2022 or consummation of a deemed liquidation and an annual interest rate of 10% to a related party. In connection with the convertible note issuance the Company issued warrants to purchase 12,916 shares of common stock at an exercise price of $4.09. The Company recorded a discount related to the warrants in the amount of $65. The Company also recognized a beneficial conversion feature of $64 that will be amortized over the life of the note using the effective interest method. The convertible note is outstanding as of December 31, 2024 and 2023.

	$	250	$	250

Included in the round, the Company issued 20 unsecured convertible notes between January 2021 – December 2021 for an aggregate amount of $1,766. Between January 2022 – December 2022, the Company issued 25 unsecured convertible notes for an aggregate total of $2,154. Between January 2023 – December 2023, the company issued 9 unsecured convertible notes to a related party for an aggregate total of $2,450 and 6 unsecured convertible notes for an aggregate total of $366. One of these notes was from the outstanding principal and accrued interest of two promissory notes totaling $187. All convertible notes have a maturity date of the earlier of August 15, 2023 or consummation of a Deemed Liquidation and an annual interest rate of 10%, except for two notes totaling $201 due in August 2023. In connection with the 2020 convertible note the Company issued warrants to purchase 25,000 shares of common stock at an exercise price of $4.09. The warrants were offered as a subscription incentive. The Company recorded a discount related to the warrants in the amount of $3. The Company also recognized a beneficial conversion feature of $3 that will be amortized over the life of the note using the effective interest method. Beneficial conversion feature of $18 was in excess of the convertible debt proceeds and therefore was not recognized. The

		8,546		8,546

number of warrants granted to each convertible note holder was dependent upon the principal amount of the investor's note.

During July 2023, seven promissory note holders, four related party promissory note holders, two convertible note holders, and four related party convertible note holders converted their existing promissory and convertible notes into new convertible promissory notes. This resulted in a total of seventeen notes in the aggregate principal amount of $2,625 and accrued interest of $831 being converted into eleven convertible notes. All convertible notes have a maturity date of the earlier of January 22, 2023 or consummation of a Deemed Liquidation and an annual interest rate of 10%. At maturity the principal and accrued interest of the notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $4.09, in any case rounded down to the nearest whole share of the common stock as of the date of conversion. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors.   3,456   3,456

From January – November 2023, the Company issued twelve convertible notes totaling $678. All convertible notes have a maturity date of the earlier of January 22, 2024 or consummation of a Deemed Liquidation and an annual interest rate of 10%. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 85% of the highest cash price paid for the securities sold in the financing to other investors. At any time the notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.   678   678

During March - November 2024, the Company issued five convertible notes totaling $450. The note has a maturity date of the earlier of December 31, 2024 or consummation of a Deemed Liquidation and an annual interest rate of 10%. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 75% of the highest cash price paid for the securities sold in the financing to other investors. At any time the notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and   450   -

accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.

During June 2024, the Company issued a convertible note to a related party note holder totaling $50. The note has a maturity date of the earlier of December 31, 2024 or consummation of a Deemed Liquidation and an annual interest rate of 10%. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 75% of the highest cash price paid for the securities sold in the financing to other investors. At any time the notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. 50 -

During October 2024, the Company issued a convertible note to a related party note holder totaling $100. The note has a maturity date of the earlier of December 31, 2024 or consummation of a Deemed Liquidation and an annual interest rate of 10%. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 75% of the highest cash price paid for the securities sold in the financing to other investors. At any time the notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion. 100 -

Total convertible notes payable	$	13,530	$	12,930

Less discounts		-		-
Less current portion of convertible notes to third parties		(7,080)		(6,630)
Less current portion of convertible notes to related parties		(6,450)		(6,300)
Total convertible note payables, net of current portion	$	-	$	-

During the year ended December 31, 2023, one convertible note reached maturity on March 8, 2023. This note had its conversion price modified and then was subsequently converted at a total of $685 into 66,973 shares of Common Stock. Due to the conversion price modification, a loss on debt extinguishment of the original note was recorded. This resulted in a loss on debt extinguishment of $374 being recorded through the Statement of Operations and additional paid-in capital during the year ended December 31, 2023.

On June 19, 2025, all outstanding convertible notes had their maturity dates extended to December 31, 2025.

(8) Deferred Compensation and Postemployment Benefits

As of December 31, 2024 and 2023, the Company had accrued for the following on the accompanying balance sheets:

		December 31, 2024		December 31, 2023
Deferred Executive Compensation, current	$	1,022	$	1,005
Postemployment benefits, current		6,769		6,124
Total deferred compensation and postemployment benefits, current		7,791		7,129
Deferred compensation, noncurrent		5,522		5,522
Total deferred compensation and postemployment benefits	$	13,313	$	12,651

Deferred Compensation

The Company has established deferred cash compensation arrangements with certain of the Company's current or former executive officers through individual employment or related severance agreements. Authoritative guidance for compensation indicates that if elements of both current and future services are present in a deferred compensation plan, only the portion applicable to the current services shall be accrued. The Company had accrued a total of $6,407 and $6,390 as of December 31, 2024 and 2023, respectively, relating to these deferred compensation arrangements. The majority of the accrued balance at December 31, 2024 and 2023 is associated with services provided by participants prior to December 31, 2014, when the Company was in its early clinical development stage. Deferred compensation is not discounted because at the end of each reporting period, the aggregate amount of deferred compensation accrued equals the then present value of the benefit expected to be paid to the participants, as required by authoritative guidance.

Payment of accrued deferred compensation amounts relating to current or past services is contingent on the Company having sufficient funds to pay deferred compensation amounts such that payment does not jeopardize the Company's ability to continue as a going concern, as determined by the Company's board of directors, and as outlined in the respective employment or related severance agreements with each participant. At such time as the Company may have sufficient liquid assets in the future to pay accrued deferred compensation and, such that payment of deferred compensation would not jeopardize the Company's ability to continue as a going concern, it is expected that these liabilities will be settled. Amounts that the Company anticipates will be settled within one year of December 31, 2024 primarily relating to the terms outlined in specific severance agreements with former executive officers are classified as current liabilities, with the remaining amounts classified as long-term liabilities on the accompanying balance sheets.

Payments of the noncurrent deferred compensation balance outstanding at December 31, 2024 and 2023 are contingent on the Company having sufficient funds as disclosed.

In July 2024 and June 2023, three and five company executives, respectively, elected to forgive their deferred compensation totaling $$1,844 and 1,738, respectively, in exchange for Restricted Stock Units. The forgiveness is presented in additional paid in capital and is included as forgiveness of related party liabilities.

Postemployment Benefits

On September 30, 2016 the Company entered into employment agreements with several key executive employees. The agreements were established to allow them to be terminated at any time by the Company with or without cause upon written notice to the employee or by the employee for good reason or otherwise. The agreements represent an ongoing termination benefit arrangement, which entitles the employees to nonretirement postemployment benefits, such as wages and other benefits, from date of termination, whether voluntary on the part of the employee or involuntary (the Company has an obligation to make payments in either case), and also provide for payments to be made under certain conditions related to a change in control of the Company. Pursuant to authoritative guidance, an employer that provides contractual termination benefits shall recognize a liability when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. The cost of termination benefits recognized as a liability shall include the amount of any lump-sum payments and the present value of any expected future payments.

The Company has recorded accruals for nonretirement postemployment benefits based on annual salaries and bonuses that would be paid in the event of voluntary terminations by key executive employees as of December 31, 2024 and 2023 totaling $6,769 and $6,124, respectively. The liabilities have not been discounted. On August 1, 2017 payments under the original agreement were not made. Beginning on March 5, 2018 and through June 1, 2020, the Company and key executives entered into multiple deferral agreements primarily through an arbitration process that resulted in adjustments to scheduled payments of principal and interest (12% on outstanding principal and accrued interest). The deferral agreements were triggered due to non-payment. Nominal amounts of principal were paid during the years ended December 31, 2024 and 2023. Amounts that the Company anticipates will be settled within one year of December 31, 2024, primarily relating to the terms outlined in specific severance agreements with former executive officers, are classified as current liabilities, with the remaining amounts classified as long-term liabilities on the accompanying balance sheets. Payments to be made under these agreements are not due until one year after the effective termination date of the employees entitled to these benefits and are settled over a period of time not to exceed three years from the effective termination dates via lump sum payments.

The Company has not recorded any accruals for postemployment benefits that would be payable in the event of involuntary terminations because such amounts are not considered probable as of December 31, 2024 and 2023. The Company has also not recorded any accruals for postemployment benefits for medical coverage to be paid in some circumstances up to five years after the effective termination dates of certain key executive employees as such amounts are not currently probable and cannot be estimated as of December 31, 2024 and 2023.

(9) Commitments and Contingencies

The Company has or is subject to the following commitments and contingencies:

(a) Employment Agreements

In addition to the terms of the employment agreements described in note 7 associated with deferred compensation and postemployment benefits, executive employment agreements with key executives outline compensation to be paid in exchange for services including salaries, annual incentive bonuses and stock option grants. As of December 31, 2024 and 2023, five executive have outstanding deferred compensation totaling $1,022 and $1,005, respectively. A balance of $10 owed to one individual was included in accrued and other current liabilities on the accompanying balance sheets at December 31, 2024 and December 31, 2023.

(b) CEO Common Stock Bonus in the Event of an Offering

At December 31, 2021, the employment agreement with the Company's CEO included a potential one time equity bonus to be paid by granting a variable number of shares of common stock in the event of a future offering of the Company's stock. To receive the equity bonus the CEO must have been employed at the time of an offering, and the Company's initial market capitalization at the time of the offering must have been greater than or equal to $1 billion for any equity bonus to be paid. The ultimate number of shares to have been granted was also dependent on several factors, including the CEO's total annual compensation at the time as well as the average total annual compensation at that time of three CEOs of other publicly traded, similarly situated biotechnology companies with equivalent market capitalizations. The number of shares to be received by the CEO increased as a factor of his total annual compensation depending on the size of the initial offering market capitalization, up to a market capitalization of at least $5 billion.

The potential bonus to have been paid in a variable number of shares was treated as a cash bonus award to be settled in shares of the Company's stock (a share-settled liability) subject to the authoritative guidance in ASC Topic 450, *Contingencies*, and ASC Topic 710, *Compensation*. No compensation expense or accrual would have been recognized in the Company's financial statements for this cash bonus award until and if an offering meeting all of the conditions outlined in the employment agreement triggering the payment of this share-settled liability occurred.

(c) Collaborative Agreements

A collaborative arrangement is a contractual arrangement that involves a joint operating activity. A contract with a collaborator or a partner is in the scope of ASC 606 if the counterparty meets the definition of a customer for part or all of the arrangement. If the counterparty is not considered a customer, these arrangements follow the guidance in ASC Topic 808, Collaborative Arrangements, or other authoritative literature. Arrangements accounted for under ASC 808 can involve two or more parties who are considered collaborators but not customers, and are both: (i) active participants in the activity; and (ii) exposed to significant risks and rewards dependent on the commercial success of the activity.

The Company enters into collaborative arrangements from time to time for the research and development, manufacture and/or commercialization of its products and/or product candidates.

To date the Company's collaborative arrangements have included any development and commercial performance milestone payments, cost sharing, royalty payments and/or profit sharing. The Company's collaboration agreements to date have been performed with no guarantee of either technological or commercial success and each is unique in nature.

(d) Exclusive License Agreement

In 2017 the Company entered into an exclusive patent license agreement for use of the Company's technology in a specific territory and in a specific field by a third party. The Company received a $3,000 up-front payment under the agreement. Upfront fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. The agreement also included further payments the Company could receive contingent on meeting certain milestones. Under the agreement the Company can receive royalties for use of the patents in certain products sold. There were no revenues during the years ended December 31, 2024 and 2023.

(e) Exclusive Distribution Agreement

In 2019 the Company entered into an exclusive distribution agreement with a seven-year term and an automatic annual renewal after the initial term, unless terminated prior to renewal, where the Company can earn revenues as a supplier for the third party's exclusive distribution of the licensed technology in the respective territory. The agreement included an up-front payment to the Company of $50 with further payments contingent on meeting certain milestones. Upfront fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. There were no revenues during the years ended December 31, 2024 and 2023.

(f) Exclusive License Agreements

In 2019, the Company entered into multiple exclusive license agreements with their former subsidiary, Hapbee for use of the technology. The license agreements required upfront payments of $1,530 and royalties based on Hapbee sales of product utilizing the licensed technology. Upfront fees are non-refundable and non-cancellable. The Company evaluated the license agreement under ASC 606-10-55-62 and concluded that neither of the criteria exist. The license agreements have an initial term of twenty years.

In 2021, the Company entered into two exclusive license agreements with Hapbee for the use of the technology. The license agreements required an upfront payment of $10 each and royalties based on Hapbee sales of product utilizing the licensed technology. The license agreements have an initial term of twenty years. There was $0 in license revenue during the years ended December 31, 2024 and 2023.

Royalty Revenues

In accordance with two licensing agreements with a related party, the Company has collected royalty revenues in the amount of $0 and $64 during the years ended December 31, 2024 and 2023, respectively.

(g) Consulting Agreements

In 2016, the Company entered into a consulting agreement with a director of the Company for the performance of services related to ongoing research and intellectual property development. During the years ended December 31, 2024 and 2023, no payments were made in accordance with this agreement. A balance of $101 owed to the director was included in accounts payable on the accompanying balance sheet at December 31, 2024 and 2023.

(h) Legal Matters and Arbitration

The Company is subject from time to time to other legal proceedings and claims arising in the ordinary course of business. At this time, the Company does not believe that the resolution of any such matters will have a material adverse effect on its financial position, results of operations or cash flows.

(10) Leases

(a) Operating Leases

In March 2021, the Company entered into a lease agreement for lab space in Kent, Washington under a non-cancelable lease which commenced in April 2021. The lease agreement expires in April 2024. This resulted in the Company recognizing $79 as a right of use asset and operating lease obligation upon commencement of the lease.

In January 2022, the Company entered into a sublease agreement to lease office space in Bellevue, Washington under a non-cancelable lease which commenced in February 2022. The lease agreement expires in December 2024. This resulted in the Company recognizing $497 as a right of use asset and operating lease obligation upon commencement of the lease.

The table below presents the operating lease related assets and liabilities recorded on the Company's consolidated balance sheets as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Assets		
Right of use assets, net	$ -	$ 186
Total lease assets	$ -	$ 186
Liabilities		
Current liabilities		
Operating lease obligation, current portion	$ -	$ 203
Noncurrent liabilities		
Operating lease liability	-	-
Total lease liability	$ -	$ 203

Net rent expense for facilities under operating leases was $154 and $169 for the years ended December 31, 2024 and 2023, respectively. Cash paid for amounts included in the measurement of lease liabilities was $203 and $169 for the year ended December 31, 2024 and 2023, respectively. Due to the coronavirus epidemic, the Company negotiated deferral agreements with two leaseholders in 2020.

(b) Finance Leases

The Company leases certain equipment under finance leases. Finance leases are recorded at the present value of the future minimum lease payments at the inception of the lease. Equipment capitalized under finance leases as of December 31, 2024 and 2023 totaled $1,187. Due to the coronavirus epidemic, the Company negotiated deferral agreements, extending lease terms for specific agreements 1-3 months in 2020. The table below presents the finance lease related assets and liabilities recorded on the Company's consolidated balance sheets as of December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Assets		
Finance lease, net	$ -	$ 63
Total lease assets	$ -	$ 63
Liabilities		
Current liabilities		
Finance lease obligation, current portion	$ -	$ 68
Noncurrent liabilities		
Finance lease liability	-	-
Total lease liability	$ -	$ 68

Depreciation expense related to equipment under financing leases was $18 and $123 for the years ended December 31, 2024 and 2023, respectively.

(11) Convertible Preferred Stock

The Company's amended articles of incorporation provide that it has authorized for issuance 10,000,000 shares of classes of preferred stock, with a par value of $0.001 per share. Shares of preferred stock may be issued in one or more series, with designations, preferences, and limitations established by the Company's board of directors.

The Company's Series A convertible preferred stock consists of 1,817,333 authorized shares and cannot be increased or decreased. As of December 31, 2024 and 2023 the Company had issued 1,817,225 of Series A convertible preferred stock in exchange for cash or the conversion of promissory notes.

The Series A-1 convertible preferred stock consists of 2,400,000 authorized shares and cannot be increased or decreased. As of December 31, 2024 and 2023, the Company had issued approximately 2,400,000 shares of Series A-1 convertible preferred stock in exchange for cash or the conversion of promissory notes.

The Company did not incur any significant financing costs with respect to the issuance of its Series A or Series A-1 convertible preferred stock.

	December 31, 2024				
	Authorized shares	Shares outstanding	Shares issuable upon conversion	Carrying amount	Liquidation preference
Series A	1,817,333	1,817,225	1,817,225	1,236	3,363
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	21,363

	December 31, 2023				
	Authorized shares	Shares outstanding	Shares issuable upon conversion	Carrying amount	Liquidation preference
Series A	1,817,333	1,817,225	1,817,225	1,236	3,264
Series A-1	2,400,000	2,399,997	3,839,994	18,000	18,000
Totals	4,217,333	4,217,222	5,657,219	19,236	21,264

(a) Ranking

Each series of preferred stock has liquidation and dissolution preferences over, and restricts the payment of dividends to, other equity securities of the Company including its common stock. The Series A-1 convertible preferred stock has liquidation and dissolution preferences over Series A convertible preferred stock and common stock. Series A convertible preferred stock has liquidation and dissolution preferences over common stock.

(b) Dividends

Cash dividends are payable only when, as and if declared by the Company's board of directors on the Series A and Series A-1 convertible preferred stock. Any such dividends shall not be cumulative.

The Series A-1 convertible preferred stockholders hold a dividend preference over other holders. The Series A-1 convertible preferred stock dividend preference gives the Series A-1 convertible preferred stockholders the right to receive dividends prior and in preference to declaration or payment of any dividend on the Series A convertible preferred stock or the Company's common stock, at a rate of $7.5 per share.

The Series A convertible preferred stockholders hold a dividend preference over certain other holders. The Series A dividend preference gives the Series A convertible preferred stockholders the right to receive dividends prior and in preference to declaration or payment of any dividend on the Company's common stock, at a rate of $0.68 per share with an 8% increase per annum.

The Series A and Series A-1 convertible preferred stock and convertible preferred stock dividend preferences are not cumulative. This right is received only when, as and if declared by the board of directors. The Series A and A-1 convertible preferred stock dividend preferences shall be deemed waived upon conversion of the Series A and Series A-1 convertible preferred stock into common stock. There were no dividends paid during the years ended December 31, 2024 and 2023.

(c) Redemption

The Series A and Series A-1 convertible preferred stock do not contain mandatory redemption features.

Any dissolution, liquidation, or winding up of the Company, whether voluntary or involuntary, constitutes a liquidation, including a deemed liquidation including the sale of all or substantially all of the Company's assets or the acquisition of the Company by means of a merger, consolidation, share exchange, or reorganization that transfers voting control in excess of fifty percent (50%) of the Company's voting power. This triggers the payment of liquidation preference amounts under the terms of the preferred stock designations. These liquidation characteristics do not require classification of any outstanding series of convertible preferred stock outside of the shareholders' equity/deficit section of the accompanying balance sheets as there are no factors associated with a liquidation considered to be outside the control of the Company. As such, the Series A and Series A-1 convertible preferred stock are classified as a component of stockholders' equity/deficit.

(d) Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, the holders of Series A-1 convertible preferred stock shall receive, prior and in preference to any distribution of the assets to holders of the Company's Series A convertible preferred stock and common stock an amount per share equal to $7.5, plus declared but unpaid dividends, if any. If the assets and funds are insufficient to pay this liquidation preference, then the entire assets or funds of the Company will be distributed evenly to holders of Series A-1 convertible preferred stock.

Holders of Series A convertible preferred stock shall receive, prior and in preference to any distribution of the assets to holders of the Company's common stock an amount per share equal to $0.68, plus an amount equal to 8% per annum on the issue price plus declared but unpaid dividends, if any. As of December 31, 2024 and 2023, the liquidation preference of each share of Series A convertible preferred stock is $1.80 and $1.74, respectively. If the assets and funds are insufficient to pay this liquidation preference, then the entire assets or funds of the Company will be distributed evenly to holders of Series A convertible preferred stock.

Once all the above has occurred, the remaining assets will be distributed to holders of the Company's common stock on a pro rata basis.

(e) Voting Rights

Holders of shares of each of the series of convertible preferred stock shall have the right to vote for each share of common stock into which such preferred stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of common stock, and shall be entitled, together with the holders of common stock, with respect to any question upon which holders of common stock have the right to vote.

(f) Conversion Rights

Each share of Series A and Series A-1 convertible preferred stock shall be convertible into common stock as determined at a ratio of 1 for 2.5 and 1 for 1.5625, respectively. These ratios will be adjusted for payment of all or any portion of any stock split, dividend, combination, or other recapitalization as defined.

Further, each share of Series A and Series A-1 convertible preferred stock shall automatically be converted into common stock (i) with the approval, by affirmative vote, written consent or agreement, of the holders of a majority of the then outstanding Series A convertible preferred stock or Series A 1 convertible preferred stock, voting together as a class, (ii) upon the prior voluntary conversion of a majority of the Series A or A-1 convertible preferred stock, or (iii) immediately prior to the closing of an underwritten initial public offering of common stock.

(12) Common Stock

The Company's amended articles of incorporation provide for authorization to issue 40,000,000 shares of common stock, with a par value of $0.001 per share. The authorized shares of Common Stock were increased from 40,000,000 to 100,000,000 shares pursuant to the Articles of Amendment filed on February 16, 2023 with the State of Washington. Holders of common stock are entitled to one vote per share, and to receive dividends and, upon liquidation or dissolution, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the outstanding series of convertible preferred stock with respect to dividend rights and rights upon liquidation, winding up, and dissolution of the Company. The holders of shares of common stock are entitled to one vote for each share held.

(a) Proceeds from Issuance of Common Stock

There were no cash proceeds from the sale of common stock received during the years ended December 31, 2024 and 2023.

During the years ended December 31, 2023, the Company engaged Prevail InfoWorks, Inc. to provide technologies and services in a single-arm, multi-center study of the EMulate Therapeutics Hælo® pediatric system in patients newly diagnosed with H3K27M diffuse midline glioma. In order to participate in this study, the Company is required to provide a 20% up-front downpayment prior to any services will commence. As compensation for this, the Company issued 150,000 shares of common stock for the up-front downpayment of 20% or $900,000. This upfront non-refundable required payment was for services incurred upon signing of the agreement, given this is an immediate and up-front payment required with no tie-in to future services, this has been immediately recognized and has been presented as Common stock issued as downpayment for clinical study on the Statement of Changes in Stockholders Deficit.

During the year ended December 31, 2023, 1 convertible note reached maturity on March 8, 2023. This note had its conversion price modified and then was subsequently converted at a total of $685 into 167,000 shares of Common Stock. Due to the conversion price modification, a loss on debt extinguishment of the original note was recorded. This resulted in a loss on debt extinguishment of $374 being recorded during the year ended December 31, 2023 to the Statement of Operations and additional paid-in capital.

(b) Shares Reserved for Issuance

The following shares of common stock were reserved for issuance at December 31, 2024 and 2023:

	Shares	
	December 31, 2024	December 31, 2023
Series A convertible preferred stock issued and outstanding	1,817,225	1,817,225
Series A-1 convertible preferred stock issued and outstanding	3,839,995	3,839,995
Common stock warrants issued and outstanding	398,635	398,635
	6,055,855	6,055,855

(c) Stockholder Agreements

The Company, the founding stockholders, and other stockholders are party to a Right of First Refusal and Co Sale Agreement that provide for certain restrictions on the transfer of Company stock. The Company has the right of first refusal if any stockholder owning stock wishes to dispose of their stock; the founding stockholders have the right of second refusal on such shares in their pro rata share of ownership.

(d) Common Stock Warrants

During the year ended December 31, 2022, the Company issued warrants for services totaling 2,000 at an exercise price of $3.75 with an expiration term of 7 years. The Company calculated the fair value using the Black Scholes option pricing model totaling $6.00, the amount is included in stock-based compensation expense in the accompanying statements of operations.

In 2022, the Company offered to two warrant holders an inducement to exercise all or a portion of their warrant for reduced exercise prices ranging from $9.00 to $10.22 per share to $2.00 per share. The warrant holders accepted the inducement offers in January 2022 and subsequently exercised 82,338 shares under the warrant agreements. The inducement resulted in a modification to the award. The Company calculated the fair value of the inducement using the Black-Scholes option pricing model and recognized expense for the difference in fair value of the modified warrant and the fair value of the warrant immediately before modification of $481, which has been recorded as an inducement expense during the year ended December 31, 2023. Assumptions used in the Black-Scholes option pricing model are consistent with those used in its stock based compensation calculations disclosed in Note 11(a).

There were no warrants issued during the years ended December 31, 2024 and 2023.

A summary of the warrants as of December 31, 2024 and 2023 and the changes during the year ended December 31, 2024 and 2023 are presented below:

	Number of warrants	Weighted average exercise price	Weighted average contractual life in years
Balance at December 31, 2022	465,301	10.02	3.08
Granted	-	-	
Exercised	-	-	

Expired	(66,666)	13.35	
Balance at December 31, 2023	398,635	9.46	2.59
Granted	-	-	
Exercised	-	-	
Expired	-	-	
Balance at December 31, 2024	398,635	9.46	2.59

As of December 31, 2024 and 2023, there is $1 intrinsic value of the outstanding stock warrants.

(13) Stock Based Compensation

Equity Incentive Plan

As of December 31, 2023, the Company's equity incentive plan included the 2002 Stock Incentive Plan as amended (the "2002 Plan"), the Company's 2016 Stock Option Plan (the "2016 Plan"), and the Amended and Restated 2016 Equity Incentive Plan (the "Restated 2016 Plan") (together, the "Plans"), and provide for the granting of incentive stock options, nonqualified stock options and restricted stock units. During 2023, the Company amended the 2016 Plan to allow for 9,500,000 shares of restricted stock units and 500,000 shares of stock options.

Options granted under the Plans generally vest either immediately or over a period of one year from the date of grant with certain options granted in 2022 and 2021 vest over four years, and generally expire seven years from date of grant. Restricted stock units are subject to time-vesting and liquidity event vesting.

As of December 31, 2024 and 2023, there were no shares available for grant under the 2002 Plan. As of December 31, 2024 and 2023 there were 500,000 shares available, for the Company to grant under the 2016 Plan of 500,000 shares. Restricted stock units are subject to time-vesting and liquidity event vesting.

The grant date fair value of each option award is estimated on the date of grant using the Black Scholes Merton option pricing model. The options granted have a contractual term of 7 years. The Company uses the contractual term to determine the expected term of employee and nonemployee grants. The Company uses comparable peer group public company data to estimate the expected volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The Company accounts for forfeitures as they occur; as such, the Company does not estimate forfeitures at the time of grant.

(a) Stock Option Awards

There were no options granted during the years ended December 31, 2024 and 2023.

Employees

The Company recognized $0 and $88 in stock-based compensation expense to employees in the accompanying statements of operations for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024 and 2023, the total unrecognized compensation expense related to unvested stock options granted to employees is $0.

Non-employees

The Company recognized $0 in stock-based compensation expense to nonemployees in the accompanying statements of operations for the years ended December 31, 2024 and 2023, respectively.

There is no remaining unrecognized expense for nonemployee options as of December 31, 2024 and 2023.

In June 2023, 13 executives and employees forfeited all outstanding stock options. This resulted in a total forfeiture of 3,848,490 options.

As of December 31, 2024 and 2023, there is $0 intrinsic value of the outstanding stock options.

As of December 31, 2024 and 2023, total stock options exercisable is 0.

The following tables reflects the components of stock-based compensation expense recognized in the accompanying statements of operations for the year ended December 31:

December 31, 2023	Stock options – employees	Stock options – nonemployees	Common stock warrants – employees	Common stock warrants – nonemployees	Restricted stock awards employees	Total
Research & Development	41	-	-	-	537	578
General & Administrative	47	-	-	-	13,907	13,954
	88	-	-	-	14,445	14,532

December 31, 2024	Stock options – employees	Stock options – nonemployees	Common stock warrants – employees	Common stock warrants – nonemployees	Restricted stock awards employees	Total
Research & Development	-	-	-	-	857	857
General & Administrative	-	-	-	-	12,856	12,856
	-	-	-	-	13,713	13,713

There were no options granted during the years ended December 31, 2024 and 2023. There were no options exercised during the years ended December 31, 2024 and 2023.

Restricted Stock Units

During the year ended December 31, 2022, the Company authorized the issuance of restricted stock units (RSU) totaling 2,200,000 shares of common stock of which 1,524,343 shares were granted in April 2022 and measured at a price of $4.09. These time-based RSU's vest 50% on the one year anniversary of the grant date, with 1/8th of the award vesting each quarter thereafter. The RSU's will also vest upon a liquidity event, as defined in the RSU agreement as an offering, merger or acquisition.

During June 2023, the Company authorized the issuance of additional RSU's totaling 5,738,883 and all were granted and measured at a price of $4.09. These RSU's vest both after a liquidity event, as defined in the RSU agreement as an offering, merger or acquisition, and based on a vesting schedule. 5,152,883 vest 1/12th per month starting in March 2024 and an additional 1/12th per month each month thereafter. The additional

586,000 vest 50% on the one year anniversary of the grant date, with 1/8th of the award vesting each quarter thereafter.

During August 2024, the Company authorized the issuance of additional RSU's totaling 1,649,753 and all were granted and measured at a price of $4.09. These RSU's vest both after a liquidity event, as defined in the RSU agreement as an offering, merger or acquisition, and based on a vesting schedule - 50% on the one year anniversary of the grant date, with 1/8th of the award vesting each quarter thereafter.

During the years ended December 31, 2024 and 2023, there was $13,714 and $14,445, respectively, in stock based compensation recognized in the accompanying consolidated statement of operations related to the vesting of these RSU's.

As of December 31, 2024, 8,912,979 RSUs were outstanding and 1,524,343 were fully vested and 7,388,636 were not fully vested. As of December 31, 2023, 7,263,225 RSUs were outstanding and none are fully vested. The total unrecognized stock compensation expense related to these awards was $4,580 and $11,528 at December 31, 2024 and 2023, respectively.

(14) Net Income (Loss) Per Share

Net income (loss) per share is presented in conformity with the two-class method required for multiple classes of common stock and participating securities. The participating securities include Series A and Series A-1 convertible preferred stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend in preference to the common stockholders in the event that a dividend is declared on common stock. No dividend was declared on common stock during the years ended December 31, 2024 and 2023; therefore, there was no allocation of earnings to these participating securities for the years ended December 31, 2024 and 2023. The holders of Series A and Series A-1 preferred stock do not have a contractual obligation to share in the losses. As such, net income (loss) for the years ended December 31, 2024 and 2023 were not allocated to these participating securities.

Basic income (loss) per share is computed using the weighted average number of common shares outstanding during the period and excludes any dilutive effects of common stock equivalent shares such as stock options, warrants, convertible notes, and convertible preferred stock. Diluted income (loss) per share is computed using the weighted average number of common shares outstanding and potentially dilutive common stock options, warrants, convertible notes, and convertible preferred stock.

The following table sets forth the reconciliation of the numerator and denominator utilized in the computation of basic and diluted net income (loss) per share attributable to common stockholders during the periods presented:

	December 31, 2024	December 31, 2023
Numerator		
Net income (loss)	$ (19,139)	$ (22,926)
Participating securities:		
Income allocated to participating securities	-	-
Net income (loss) attributable to common stockholders, for basic and diluted	$ (19,139)	$ (22,926)
Denominator		
Weighted-average common shares outstanding, for basic computation	15,688,197	15,549,792
Assumed exercise of warrants, net of shares assumed reacquired under the treasury stock method	-	-
Assumed conversion of preferred stock under the if-converted method	-	-

31

Weighted average shares outstanding for diluted computation			15,688,197	15,549,792
Net income(loss) per share attributable to common stockholders, basic and diluted	$		(1.22)	(1.47)

The following potentially dilutive shares of convertible preferred stock, convertible notes payable, and common stock options and warrants were not included in the calculation of diluted shares above as the effect would have been anti-dilutive:

	December 31, 2024	December 31, 2023
Convertible preferred stock	5,657,220	5,657,220
Convertible notes payable	3,224,698	3,003,120
Total	8,881,918	8,660,340

For the years ending December 31, 2024 and 2023, common stock equivalents of 398,645 related to warrants and stock options were excluded from diluted earnings per share as the exercise price of these instruments was greater than the average price of the Company's common stock price throughout the period.

(15) Income Taxes

The Company's income tax (benefit) expense was primarily comprised of tax at statutory rates offset by a full valuation allowance in the United States.

The Company's effective income tax rate differs from the statutory federal income tax rate for the following reasons:

		2024		2023
Tax computed at the federal statutory rate of 21%	$	(4,019)	$	(4,815)
Credits		-		(34)
Nondeductible expenses and other		358		4,377
Expiration of tax attributes		348		229
Uncertain tax positions		(18)		-
Valuation allowance		3,331		243
Income tax expense / (benefit)		-		-

Significant components of the Company's deferred tax assets at December 31, 2024 and 2023 are shown below:

		2024		2023
Deferred tax assets:				
Net operating loss carryforwards	$	18,570	$	18,577
Research and development credits		1,659		1,713
Capitalized research costs		1,528		1,657
Deferred compensation and post-employment benefits		2,800		2,659
Deferred stock compensation		6,697		3,818
Other		148		151
Total deferred tax assets		31,402		28,575
Deferred tax liabilities:				
Unrealized Equity Investment Gain		(145)		(223)
Right of use assets		-		(39)

32

Valuation allowance for deferred income tax assets	(31,257)	(28,313)
Net deferred tax assets	-	-

The change in the valuation allowance for deferred tax assets for the years ended December 31, 2024 and 2023 was an increase of $2,944 and decrease of $122, respectively.

The Company has incurred losses from operations for the past three years. Due to the impact of these losses, expectation of income tax losses in the near term and the unpredictability of future forecasted results, along with other negative factors, the Company recorded a full valuation allowance in its deferred tax assets.

Pursuant to Internal Revenue Code Section 382 and 383, use of the Company's net operating loss and credit carryforwards may be limited if a cumulative change in ownership of more than 50% occurs within a three-year period.

As of December 31, 2024, the Company had federal net operating loss carryforwards of approximately $88.4 million. The federal net operating losses will begin to expire in 2025, unless utilized. There are approximately $28.9 million of federal net operating losses that may be carried forward indefinitely. The Company also has federal research tax credit carryforwards of approximately $2.2 million, which will begin to expire in 2025, unless utilized.

Management has evaluated tax positions in accordance with FASB ASC 740. As of December 31, 2024 and 2023, the total amount of unrecognized tax benefits were $553 and $571, respectively. The Company does not anticipate any significant changes to the unrecognized tax benefits to occur in the next 12 months. The amount of unrecognized tax benefits are carried on the balance sheet as a reduction to the Company's deferred tax assets. No interest or penalties are accrued related to the unrecognized tax benefits.

The Company files income tax returns in the United States and is no longer subject to examination for tax years ending before 2020. However, to the extent allowed by law, the tax authority may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating losses or credit carryforwards. At December 31, 2024, the Company was not under examination by the tax authority.

(16) Subsequent Events

The Company has evaluated subsequent events and transactions through the date the financial statements were issued and identified the below transactions that need to be reported.

In January 2025, the Company entered into an agreement with Hapbee to settle outstanding amounts owed to the Company by Hapbee as part of the existing license agreement between the two parties. The Company received 10,500,000 shares of Hapbee stock in exchange for settling an outstanding debt of $485, of which $300 is included in accounts receivable at December 31, 2024. The Company evaluated this transaction and considers it guided by ASC 845 and will account for this transaction as a non-cash settlement of outstanding receivable and account for the stock received in the current period at its fair value.

During March 2025, the Company issued two convertible notes to two shareholders totaling $100. One of these notes for $50 was issued to a related party. Both notes have a maturity dates of June 30, 2025 and bear interest at 10% per annum. These notes include Put Features for subscribers, the terms of which are dependent upon the amount invested. At maturity the principal and accrued interest of the notes will be automatically converted into common stock at a price per share equal to the lesser of (1) the fair market value per share of Common Stock on the Maturity Date, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the Maturity Date or (B) grant of options or other similar equity awards to an employee or service provider of the Company to purchase Common Stock on or prior to the Maturity Date, or (2) $9.00, in any case rounded down to the nearest whole share of the common stock as of the date of conversion. If a financing with proceeds of at least $10,000 is consummated prior to the maturity date, the notes will automatically convert at a conversion price equal to 75% of the highest cash price paid for the securities sold in the financing to other investors. At any time the notes are outstanding prior to the Maturity Date, the Holder may (a) elect to convert the outstanding principal and accrued interest into Equity Securities. Conversion price equal to the highest cash price paid for the Nonqualified Equity Securities or (b) Convertible into common stock at a conversion price equal to the fair market value per share of Common Stock as of date of conversion, as determined by the higher of the price per share for the most recent (A) sale of Common Stock to a third party investor by the Company on or prior to the date of conversion, or (B) grant of options to purchase Common Stock or similar equity awards to an employee or service provider of the Company on or prior to the date of conversion.

In May 2025, the Company engaged with Maxim Group LLC ("Maxim") to provide general financial advisory and investment banking services to the Company in related to their anticipated direct listing on a publicly traded exchange. As a part of the engagement, the Company agreed to issue Maxim 2% of the outstanding shares of the Company's common stock on a fully diluted basis as of the execution date of the agreement, a cash fee of 7% of the amount of capital raised, invested, or committed, and a warrant to purchase common stock equal to 5% of the number of shares of common stock underlying the securities issued in the financing. Additionally, the Company agreed to pay Maxim a cash fee of $250 for any go public transaction that is a direct listing.

During June 2025, the Company issued one unsecured promissory note to a related party shareholder totaling $30 with a maturity date of September 30, 2025. The note earns interest at a rate of 3.33% per month and allows for early prepayment.

On June 10, 2025, six directors and six former or current employees were awarded a total of 1,443,000 restricted stock units.

On June 19, 2025, all outstanding convertible notes had their maturity dates extended to December 31, 2025.

From May through September 2025, the Company received 15 loans from executives totaling $46 and bearing interest at a rate of 40% per annum. The loans have a maturity date of December 31, 2025 or the date by which the Company receives immediately available funds sufficient for such repayment. The loans allow for early prepayment. During September 2025, the Company repaid $30 of these loans.

In September 2025, the Company entered into a convertible promissory note of $318. The Company received a net cash amount of $250 and the agreement carries an additional $28 as an original issue discount and $40 of expenses paid directly by the Company. The note bears interest of 8% and has a maturity date in June 2026. The note allows for a conversion into common stock beginning on the initial listing date of Company stock on a publicly traded exchange ("Listing Date") until the outstanding balance of the note has been paid in full. The note is secured by the Company's intellectual property including all patents, trademarks and rights or royalty fees from any licenses of its technology. The note also includes warrants to purchase of up to 125,000 shares of Company stock up to six months after the Listing Date.